As filed with the Securities and Exchange Commission on July 6, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Nathanael P. Kibler, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

1600 West End Avenue, Suite 2000, Nashville, Tennessee 37203

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$5,999,994(a)	$654.60(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 428,571 shares in the offer, based upon a price per share of $14.00.
(b)

Calculated as $109.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2021.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No:  N/A

Filing Party:  N/A

Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by GTJ REIT, Inc., a Maryland corporation (the “Company”), to purchase for cash up to $5,999,994, or 428,571 shares, of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase, dated July 6, 2021, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to this Schedule TO. The price to be paid for the Shares is $14.00 per share, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference in answer to Items 1 through 9 of this Issuer Tender Offer Statement on Schedule TO being filed by the Company.

Item 10. Financial Statements.

Not applicable.  The Company’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.  Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By:	/s/ Louis Sheinker
Name:	Louis Sheinker
Title:	President and Chief Operating Officer

Dated: July 6, 2021

Exhibit List

(a)(1)(i)*	Offer to Purchase, dated July 6, 2021
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program
(a)(1)(iv)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2021 regarding the Share Redemption Program
(b)	None
(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)
(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper(incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC onNovember 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and LouisSheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed withthe SEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)
(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)
(d)(viii)	First Amendment to GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to theCompany’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)
(d)(ix)

Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018(incorporated by reference to Exhibit (d)(viii) to the Company’s Schedule TO filed with the SEC on February 15,2019)

(g)	None
(h)	None

*Filed herewith.